UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENERAL ELECTRIC COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

            Shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, $1.00 Par Value

            Shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, $1.00 Par Value

            Shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, $1.00 Par Value

(Title of Class of Securities)

369604 BM4

369604 BN2

369604 BP7

(CUSIP Number of Class of Securities)

Christoph A. Pereira

Chief Corporate, Securities and Finance Counsel

General Electric Company

3135 Eastern Turnpike

Fairfield, Connecticut 06828-0001

(203) 373-2663

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Howard Chatzinoff, Esq.

Corey Chivers, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$ 5,944,250,000	$598,585.98

(1)	This valuation assumes the exchange of up to 5,944,250 shares of our 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share, for up to (i) 2,777,625 shares of our 4.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share, (ii) 2,072,525 shares of our 4.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share and (iii) 1,094,100 shares of our 4.20% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share.
(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $598,585.98	Filing Party: General Electric Company
Form or Registration No.: Registration Statement on Form S-4 (No. 333-208604).	Date Filed: December 31, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by General Electric Company (“GE”), a New York corporation, with the Securities and Exchange Commission (“SEC”) on December 18, 2015, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed with the SEC on December 31, 2015 (as so amended, the “Schedule TO”). This Amendment relates to the offer by GE to exchange up to 5,944,250 shares of its 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share, which are referred to as the “New Preferred Stock,” for up to (i) 2,777,625 shares of its 4.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share (the “Series A Preferred Stock”), (ii) 2,072,525 shares of its 4.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share (the “Series B Preferred Stock”) and (iii) 1,094,100 shares of its 4.20% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share (the “Series C Preferred Stock”), which were issued on December 3, 2015 and which are collectively referred to as the “Old Preferred Stock,” upon the terms and subject to the conditions set forth in the prospectus, dated as of January 15, 2016 (the “Prospectus”) and the related letter of transmittal and instructions thereto (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, GE has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-208604) (as amended through the date hereof, the “Registration Statement”) to register the shares of New Preferred Stock offered in exchange for shares of Old Preferred Stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired at 12:00 midnight, New York City time, at the end of the day on January 19, 2016. GE accepted for exchange (i) 2,686,760 shares of Series A Preferred Stock, (ii) 2,008,376 shares of Series B Preferred Stock and (iii) 999,357 shares of Series C Preferred Stock, in exchange for 5,694,493 shares of New Preferred Stock. Each share of Old Preferred Stock accepted for exchange by GE was exchanged for one (1) share of New Preferred Stock. GE accepted all of the shares of Old Preferred Stock that were validly tendered and not validly withdrawn.

In addition, each holder of GE’s Series A Preferred Stock will receive a cash payment of $10.00 per share of Series A Preferred Stock tendered by such holder and accepted in the exchange offer, and each holder of GE’s Series B Preferred Stock will receive a cash payment of $5.00 per share of Series B Preferred Stock tendered by such holder and accepted in the exchange offer. Furthermore, participating holders tendering shares of Old Preferred Stock will also receive a cash payment equivalent to a dividend accruing at the 5.00% per annum fixed rate of the New Preferred Stock from December 15, 2015 to January 19, 2016.

Based on the final count by the exchange agent, Computershare Trust Company, N.A., the results of the Exchange Offer are as follows:

•	5,694,493 shares (95.8%) of Old Preferred Stock tendered and accepted

•	2,686,760 shares (96.7%) of Series A Preferred Stock tendered and accepted

•	2,008,376 shares (96.9%) of Series B Preferred Stock tendered and accepted

•	999,357 shares (91.3%) of Series C Preferred Stock tendered and accepted

On January 20, 2016, GE issued a press release announcing the final results of the Exchange Offer, which is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(1)(vi)	Form of Letter to Retail Holders, dated January 5, 2016 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on January 5, 2016).

(a)(4)(iv)	Press Release by General Electric Company, dated January 20, 2016 (incorporated by reference to Exhibit 99.1 to General Electric Company’s Current Report on Form 8-K filed with the SEC on January 20, 2016).

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2016

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
	Name:	Christoph A. Pereira
	Title:	Chief Corporate, Securities and Finance Counsel

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to General Electric Company’s Registration Statement on Form S-4 (Registration No. 333-208604), filed with the Securities and Exchange Commission on December 18, 2015 (as amended through the date hereof, the “Registration Statement”).

(a)(1)(ii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Instructions for Withdrawing Appraisal Rights Demand, dated December 31, 2015 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on December 31, 2015).

(a)(1)(vi)	Form of Letter to Retail Holders, dated January 5, 2016 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on January 5, 2016).

(a)(4)(i)	Press Release by General Electric Company, dated December 15, 2015 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on December 15, 2015).

(a)(4)(ii)	Press Release by General Electric Company, dated December 18, 2015 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on December 18, 2015).

(a)(4)(iii)	Prospectus, dated January 15, 2016 (incorporated by reference to GE’s prospectus filed with the SEC pursuant to Rule 424(b)(3) on January 15, 2016).

(a)(4)(iv)	Press Release by General Electric Company, dated January 20, 2016 (incorporated by reference to Exhibit 99.1 to General Electric Company’s Current Report on Form 8-K filed with the SEC on January 20, 2016).

(h)(i)	Opinion of Weil, Gotshal & Manges LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).